UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission File Number 1-13928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC U.S.A. Retirement and Savings Plan

60 South Sixth Street, RBC Plaza, Minneapolis, MN 55402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada

(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada

(State or other jurisdiction of)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5

(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC U.S.A. Retirement

and Savings Plan

Employer ID No.: 20-0563684

Plan Number: 003

Financial Statements as of December 31, 2017 and

2016, and for the Year Ended December 31, 2017,

Supplemental Schedule as of and for the Year Ended

December 31, 2017, and Report of Independent

Registered Public Accounting Firm

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of

RBC U.S.A. Retirement and Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of RBC U.S.A. Retirement and Savings plan ( the “Plan”) as of December 31 2017 and December 31, 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements” ). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States ) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconciles to the financial statements or the underlying accounting and other recodes, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their from and content, are presented in conformity with the Department of Labor’s Rules

PricewaterhouseCoopers LLP, 45 South Seventh Street Suite 3400, Minneapolis, MN 55402

T: (612) 596-6000, www.pwc.com/us

and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, MN

June 26, 2018

We have served as the Plan’s auditor since 2017.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Investments — at fair value:
Royal Bank of Canada Common Stock	$403,901,648	$347,645,484
Common collective trusts	750,329,438	791,923,674
Mutual funds	1,267,413,572	879,828,130
Personal directed brokerage accounts	80,507,206	64,274,529

Total participant directed investments	2,502,151,864	2,083,671,817
Receivables:
Notes receivable from participants	20,511,588	20,179,139
Employer matching fixed contribution	4,288,154	4,096,562

Total receivables	24,799,742	24,275,701

NET ASSETS AVAILABLE FOR BENEFITS	$2,526,951,606	$2,107,947,518

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

ADDITIONS:
INVESTMENT INCOME:
Dividends and interest	$77,197,310
Net appreciation(depreciation) in fair value of investments	322,222,064

Net investment income	399,419,374

INTEREST INCOME — Notes receivable	899,991

CONTRIBUTIONS:
Participant	97,815,990
Participant rollover	19,129,477
Employer — fixed matching	43,354,028

Total contributions	160,299,495

DEDUCTIONS:
Benefits paid to participants	(141,189,165)
Administrative expenses	(425,607)

Total deductions	(141,614,772)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	419,004,088

NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	2,107,947,518

NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$2,526,951,606

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the RBC U.S.A. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General — The Plan is a defined contribution plan covering all eligible employees for RBC Wealth Management, RBC Capital Markets, the U.S. office of Royal Bank of Canada, RBC Real Estate Finance Inc., and RBC Bank (Georgia) (the “RBC Companies” or “the Company”) in the United States. The Plan Sponsor is RBC Holdco. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the “Code”). Fidelity Investments Institutional Operations Company, Inc. is the Plan’s “Administrator” and Fidelity Management Trust Company is the Plan’s “Trustee”. The USA Pensions and Benefits Committee (the “Committee”) provides oversight of the plan.

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. Eligible employees receive employer matching contributions beginning the first of the month following one year of service.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code, which was $18,000 for the 2016 and 2017 plan years. Employees who have attained age 50 before the end of the plan year may also elect to make pretax and/or Roth 401(k) catch-up contributions up to 100% of compensation. Catch-up contributions were subject to an annual limit of $6,000 under Internal Revenue Service (IRS) regulations during 2017. Catch-up contributions are not subject to RBC Companies’ matching contributions. Employees may also contribute to the Plan by making rollover contributions, which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that are equal to one dollar for every dollar of a participant’s pretax contribution or after-tax Roth 401(k) contribution, up to a maximum of 6% of participant compensation. All matching contributions are invested in accordance with participant investment elections.

Employees who have not enrolled in the Plan by the time they become eligible for company match are automatically enrolled for a 3% pretax contribution. If no investment elections are in place, the contribution is allocated to the appropriate JPMorgan SmartRetirement fund based on a normal age 65 retirement. Employees may opt out of this automatic enrollment. Additionally, employees may request a refund of an automatically enrolled amount if they make that request within 90 days of the initial contribution and the related company match would be forfeited.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. Financial Consultants, Financial Advisors, Branch Manager, Regional Directors, or Complex Directors employed by RBC Capital Markets, LLC, are not eligible for fixed matching contributions. After-tax contributions (excluding Roth 401(k)) and catch-up contributions are not eligible for fixed matching contributions.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s voluntary pretax and/or after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies’ fixed matching contributions, fund earnings and/or losses, and charged with withdrawals and an allocation of fund losses.

Investments — Participants may direct and redirect the balance of their account and contributions into any of the Plan’s 26 investment options, including the Fidelity BrokerageLink investment option. The Fidelity BrokerageLink investment is a self-directed mutual fund brokerage account, which participants may choose to invest in a variety of eligible registered mutual funds. Investment elections may be changed by the participant daily. Participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund (the Company’s unitized common stock fund which invests in RBC shares) into one or more other investment funds. The various investment options available to the participants include the RBC Stock Fund, mutual funds including target date funds, common collective trusts and Fidelity BrokerageLink.

Vesting — Participants are immediately vested in their pretax contributions, Roth 401(k) contributions, after-tax contributions, and rollover contributions, plus earnings thereon. Participants are 25% vested in the fixed employer matching contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability, attaining retirement age, or if the Plan is terminated.

Forfeitures — After a participant’s termination of employment, the unvested portion of the participant’s account, if any, is forfeited at the time the participant takes a distribution from the Plan or is forfeited at the request of RBC. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies’ contributions or to pay administrative expenses of the Plan. Forfeitures of $1,656,826 were used to reduce RBC Companies’ contributions for the Plan year ended December 31, 2017. Forfeiture account balances were $1,943,043 and $282,724 as of December 31, 2017 and 2016, respectively.

The following summarizes the changes in the forfeiture accounts for the Plan year ended December 31, 2017:

2017
Forfeiture accounts:
Additions to forfeiture accounts	$3,702,237
Forfeitures used for employer contributions	(1,656,826)
Forfeitures used for administrative expenses	(385,092)

Net increase in forfeiture accounts	$1,660,319

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Notes Receivable from Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the Reuters published prime rate, plus 1% at the time of the loan. Current interest on loans ranges from 4.25% to 9.25%. Loans are due at various dates through 2032. Loans are generally repaid through regular payroll deductions and are deemed to be in default if payments are greater than 90 days past due.

Payment of Benefits — Upon termination of employment, participants may generally request a lump-sum distribution of the employee pretax, Roth 401(k) and after-tax contributions account balances. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant’s account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax, Roth 401(k), after-tax, catch-up, Roth catch-up and rollover contributions (excluding investment earnings on pretax, Roth 401(k), catch-up and Roth catch-up contributions) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59 1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Participants may withdraw vested matching amounts that have been in their account for at least 24 months. Distributions from the Plan are generally made in cash, except for the RBC Stock Fund where participants can choose to have their value paid in cash or RBC common shares.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. The dividends are included in interest and dividends. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out for the year ended December 31, 2017, and included in benefits paid to participants, was $1,293,145.

Voting Rights — Participants who have accounts invested in the RBC Stock Fund will receive the same information as is distributed to other shareholders of RBC. Each participant with an interest in the RBC Stock Fund will have the right, in accordance with and subject to the terms of the Plan, to direct the trustee of the Plan to vote the whole common shares represented by his or her interest in the fund. The trustee will vote the RBC common shares as to which voting directions are not received from participants in the same proportion as it votes the shares as to which voting directions are received from participants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements and supplemental schedule have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Contributions — Participant and RBC Companies’ fixed matching contributions are recorded in the period the employer makes the payroll deductions. Employer match true-up contributions are recorded as a receivable for the period to which they are related. Participant accounts are credited with the true-up contribution in the following year. In the event of a delinquent participant contribution, actual lost earnings are determined and recorded in the effected participant’s account to make the participant whole. If negative earnings are calculated on a delinquent participant contributions, it will not be taken from the participant’s balance.

Benefits Paid to Participants — Benefit payments to participants are recorded upon distribution. There were participants, who elected to withdraw from the Plan, who had not yet been paid as of December 31, 2017. The unpaid amount was $476,691 and $0 for the years ended December 31, 2017 and 2016, respectively.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The US Benefits Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust. The RBC Stock Fund is valued based on the underlying assets as shown in Note 3. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. Notes receivable will be subject to any origination and periodic maintenance fees charged by the Trustee and record keeper and approved by the Committee. The origination fee will be an administrative fee charged to the Participant’s Account.

Administrative Expenses — Administrative expenses are paid by the Plan Sponsor through the use of forfeitures as provided in the second amendment to the Trust Agreement between Trustee and the Plan Sponsor. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Standards — In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-01, Financial Instruments - Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). ASU 2016-1 requires all equity investments to be measured at fair value with changes in fair value recognized in net income. ASU 2016-01 is effective for entities other than public business entities for fiscal years beginning after December 15, 2018 using a modified-retrospective approach that requires that the transition to the amendments be effected by a cumulative-effect adjustment to the statement of financial position as of the beginning of the fiscal year in which guidance is adopted. Early application is permitted for non-public business entities as for fiscal years beginning after December 15, 2017. As all equity investments are already measured at fair value with changes recognized in net income this ASU is not expected to have a material impact on our Financial Statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (ASU 2016-13). This Update requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. This is a change from the incurred loss model to instead record all expected losses over the life of the asset. ASU 2016-13 is effective for entities other than public business entities for fiscal years beginning after December 15, 2020 using a modified-retrospective approach that requires that the transition to the amendments be effected by a cumulative-effect adjustment to the statement of financial position as of the beginning of the fiscal year in which guidance is effective. Early application is permitted for fiscal years beginning after December 15, 2018. We are currently assessing the impact of adopting this standard on our Financial Statements, but we do not expect it to have a material impact as the only assets in scope are Notes Receivables from Participants.

3.	INVESTMENTS

The following summarizes the components of the RBC Common Stock Fund, at December 31, 2017 and 2016:

	2017	2016
Royal Bank of Canada Common Stock Fund:
Royal Bank of Canada common stock	$403,901,648	$347,645,484
Fidelity institutional cash money market funds	8,816,550	6,169,851
Net receivables	—	53,404
Net payables	(431,358)	—

Total	$412,276,712	$353,888,810

The RBC Common stock fund appreciated $52,283,468 during Plan year ended December 31, 2017 primarily due to the increase in RBC common stock share price. RBC common stock share price was $81.65 and $67.71 at December 31, 2017 and 2016, respectively.

4.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the Trustee as defined by the Plan. RBC is the Plan Sponsor. These transactions qualify as exempt party-in-interest transactions, as defined by ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2017 and 2016, the Plan held 4,946,744 and 5,134,330 shares, respectively, of common stock of RBC, with a cost basis of $220,574,823 and $214,470,390 respectively. During the year ended December 31, 2017, the Plan recorded dividend income of $13,491,140 from the RBC Common Stock Fund. These transactions qualify as exempt party-in-interest transactions. During 2017 and 2016, the Plan’s stock fund had the following transactions related to the Plan sponsor’s common stock:

	2017	2016
Number of common shares purchased	—	55,100
Cost of common shares purchased	$—	$2,568,856
Number of common shares sold	187,586	203,055
Market value of common shares sold	$13,755,521	$12,245,894
Cost of common shares sold	$4,845,271	$5,244,155

The Company remitted participant contributions of $78,118 and $100 to the trustee on various dates in 2017 and 2018 respectively which were later than required by Department of Labor (DOL) Regulation 2510.3 102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

6.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuations techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets for liabilities (level1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include

•  quoted prices for similar assets or liabilities in active markets;

•  quoted prices for identical or similar assets or liabilities in inactive markets;

•  inputs other than quoted prices that are observable for the asset or liability;

•  inputs that are derived principally from or  corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016.

	2017
	Quoted Prices in	Significant	Significant
	Active Markets	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)	Total
Common stock	$408,901,648	$—	$—	$408,901,648
Mutual funds	1,267,413,572	—	—	1,267,413,572
Personal directed brokerge accounts	80,507,206	—	—	80,507,206

Total assets in the fair value heirarchy	1,756,822,426	—	—	1,756,822,426

Investments measured at net asset value(a)				750,329,438
Investments at fair value	$1,756,822,426	$—	$—	$2,507,151,864

	2016
	Quoted Prices in	Significant	Significant
	Active Markets	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)	Total
Common stock	$347,645,484	$—	$—	$347,645,484
Mutual funds	879,828,130	—	—	879,828,130
Personal directed brokerge accounts	64,274,529	—	—	64,274,529

Total assets in the fair value heirarchy	1,291,748,143	—	—	1,291,748,143

Investments measured at net asset value(a)				791,923,674
Investments at fair value	$1,291,748,143	$—	$—	$2,083,671,817

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2017 and 2016, there were no transfers between levels.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2017 and 2016.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trust Funds — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

7.	NAV PER SHARE

The following tables set forth a summary of the Plan’s investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016.

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2017
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Managed Income Portfolio II Class 3	$203,588,773	$—	Immediate	None	None
T. Rowe Price Growth Stock Trust	266,464,173	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend Inc Fund C	15,002,224	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2020 C	31,344,852	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2025 C	33,853,457	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2030 C	36,450,047	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2035 C	39,465,327	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2040 C	42,291,289	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2045 C	33,283,951	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2050 C	28,960,384	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2055 C	17,293,500	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2060 C	2,331,461	—	Immediate	None	None

Total	$750,329,438	$—

*The fair value of the investments have been estimated using the net asset value of the investments’ underlying assets.

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2016
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Managed Income Portfolio II Class 3	$189,787,381	$—	Immediate	None	None
T. Rowe Price Growth Stock Trust	205,432,212	—	Immediate	None	None
Fidelity U.S. Equity Index Commingled Pool	199,257,343	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend Inc Fund C	8,159,265	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2015 C	4,984,736	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2020 C	25,036,661	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2025 C	22,013,284	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2030 C	27,687,264	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2035 C	28,111,010	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2040 C	29,576,005	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2045 C	23,076,120	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2050 C	18,606,393	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2055 C	10,196,001	—	Immediate	None	None

Total	$791,923,674	$—

*The fair value of the investments have been estimated using the net asset value of the investments’ underlying assets.

8.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the RBC Companies by a letter dated December 18, 2015, that the Plan was designed in accordance with the applicable regulations of the Code requirements. The RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

9.	SUBSEQUENT EVENTS

Subsequent events were evaluated through June 26, 2018, the date which the financial statements were available to be issued.

*****

SUPPLEMENTAL SCHEDULES

FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350) (Plan No. 003)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2017

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

Royal Bank of Canada*	Royal Bank of Canada Stock Fund:
	Royal Bank of Canada Common Stock (cost $202,466,694 )	$403,901,648
	(American Depositary Receipt)
American Beacon Advisors, Inc.	American Beacon Fund Small Cap Value Institutional	86,098,657
Artisan Partners Limited Partnership	Artisan Mid Cap Value Fund	72,376,122
BlackRock Advisors LLC	BlackRock Global Allocation	34,838,956
Capital Research & Management Company	American Balanced Fund	182,783,904
Capital Research & Management Company	American Euro-Pacific Growth Fund	161,460,671
Fidelity Management Trust Co.*	Fidelity Managed Income Portfolio II	203,588,773
Fidelity Management Trust Co.*	Fidelity Global ex U.S. Index Fund	18,190,564
Fidelity Management Trust Co.*	Fidelity Extended Market Index Fund	123,157,361
Fidelity Management Trust Co.*	Fidelity 500 Index Fund	242,092,032
Fidelity Management Trust Co.*	Fidelity US Bond Index Fund	74,601,967
Fidelity Management Trust Co.*	Fidelity Institutional Cash Money Market Fund	8,375,064
Invesco Advisers, Inc.	Invesco Comstock Fund	128,712,095
JP Morgan Asset Management	JPMCB SmartRetirement Passive Blend Income Fund C	15,002,224
JP Morgan Asset Management	JPMCB SR PB 2020 C	31,344,852
JP Morgan Asset Management	JPMCB SR PB 2025 C	33,853,457
JP Morgan Asset Management	JPMCB SR PB 2030 C	36,450,047
JP Morgan Asset Management	JPMCB SR PB 2035 C	39,465,327
JP Morgan Asset Management	JPMCB SR PB 2040 C	42,291,289
JP Morgan Asset Management	JPMCB SR PB 2045 C	33,283,951
JP Morgan Asset Management	JPMCB SR PB 2050 C	28,960,384
JP Morgan Asset Management	JPMCB SR PB 2055 C	17,293,500
JP Morgan Asset Management	JPMCB SR PB 2060 C	2,331,461
Metropolitan West Asset Management, LLC	Metwest Total Return Bond P	12,447,959
T. Rowe Price Associates, Inc.	T. Rowe Price Growth Stock Trust C	266,464,173
T. Rowe Price Associates, Inc.	T. Rowe Price Mid Cap Growth	122,278,219
Fidelity Management Trust Co.*	Fidelity BrokerageLink	67,409,383
Participant loans*	Interest rates of 4.25% to 9.25% due at various dates through 2032	13,097,824
Total investments		$2,502,151,864

*	Known to be a party-in-interest

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

EIN: 20-0563684

Plan No: 003

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	December 31, 2016
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to Plan
Certain October 2016 participant contributions deposited 92 days late	$—	$227	$—	$—
Certain October 2016 participant contributions deposited 109 days late	—	190	—	—
Certain November 2016 participant contributions deposited 62 days late	—	252	—	—
Certain November 2016 participant contributions deposited 70 days late	—	2,186	—	—
Certain November 2016 participant contributions deposited 77 days late	—	668	—	—
Certain December 2016 participant contributions deposited 33 days late	—	228	—	—
Certain December 2016 participant contributions deposited 47 days late	—	550	—	—

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

EIN: 20-0563684

Plan No: 003

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

	Total that Constitute Nonexempt Prohibited Transactions
	December 31, 2017			Total Fully
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan
Certain January 2017 participant contributions deposited 3 days late	$—	$18,000	$—	$—
Certain January 2017 participant contributions deposited 12 days late	—	15,250	—	—
Certain January 2017 participant contributions deposited 14 days late	—	1,650	—	—
Certain January 2017 participant contributions deposited 54 days late	—	310	—	—
Certain February 2017 participant contributions deposited 8 days late	—	31	—	—
Certain February 2017 participant contributions deposited 14 days late	—	5,000	—	—
Certain February 2017 participant contributions deposited 257 days late	—	901	—	—
Certain March 2017 participant contributions deposited 10 days late	—	16	—	—
Certain March 2017 participant contributions deposited 13 days late	—	26	—	—
Certain March 2017 participant contributions deposited 14 days late	—	461	—	—
Certain March 2017 participant contributions deposited 15 days late	—	281	—	—
Certain April 2017 participant contributions deposited 7 days late	—	9	—	—
Certain April 2017 participant contributions deposited 10 days late	—	25	—	—
Certain May 2017 participant contributions deposited 9 days late	—	739	—	—
Certain May 2017 participant contributions deposited 10 days late	—	176	—	—
Certain May 2017 participant contributions deposited 12 days late	—	146	—	—
Certain May 2017 participant contributions deposited 14 days late	—	1,000	—	—
Certain May 2017 participant contributions deposited 16 days late	—	2,869	—	—
Certain June 2017 participant contributions deposited 3 days late	—	2,667	—	—
Certain June 2017 participant contributions deposited 8 days late	—	455	—	—
Certain July 2017 participant contributions deposited 11 days late	—	31	—	—
Certain July 2017 participant contributions deposited 14 days late	—	3,264
Certain July 2017 participant contributions deposited 112 days late	—	200
Certain August 2017 participant contributions deposited 8 days late	—	3,750
Certain August 2017 participant contributions deposited 11 days late	—	1
Certain August 2017 participant contributions deposited 13 days late	—	3,384
Certain August 2017 participant contributions deposited 15 days late	—	3
Certain September 2017 participant contributions deposited 11 days late	—	174	—	—
Certain October 2017 participant contributions deposited 11 days late	—	725	—	—
Certain October 2017 participant contributions deposited 15 days late	—	654	—	—
Certain November 2017 participant contributions deposited 7 days late	—	120	—	—
Certain November 2017 participant contributions deposited 10 days late	—	236	—	—
Certain November 2017 participant contributions deposited 12 days late	—	315	—	—
Certain November 2017 participant contributions deposited 13 days late	—	101	—	—
Certain November 2017 participant contributions deposited 14 days late	—	4,836	—	—
Certain December 2017 participant contributions deposited 2 days late	—	55	—	—
Certain December 2017 participant contributions deposited 10 days late	—	4,789	—	—
Certain December 2017 participant contributions deposited 11 days late	—	77	—	—
Certain December 2017 participant contributions deposited 14 days late	—	1,091	—	—
Certain December 2017 participant contributions deposited 168 days late	—	53	—	—
Certain December 2017 participant contributions deposited 197 days late	—	47	—	—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada	Date: June 29, 2018
(Registrant/Issuer)

/s/ Carol McNamara
Carol McNamara
SVP Compensation and Benefits

APPENDIX A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13112) of Royal Bank of Canada of our report dated June 26, 2018 relating to the financial statements and supplemental schedules of RBC U.S.A. Retirement and Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Minneapolis, MN

June 26, 2018